Exhibit 15.2

UC Asset Limited Partnership 2299 Perimeter Park Dr. #120 Atlanta, GA 30341, USA

UC Asset liquidates properties to prepare itself for upcoming opportunities in projected bearish market

(Atlanta, 04/20/2020) On April 20, 2020, UC Asset LP improved its cash position, closing transactions liquidating two properties to cash buyers, at prices substantially lower than their current book value. The Partnership made this decision based on management’s best-effort projection of the real estate market in the US generally and Atlanta specifically, under the impact of the COVID-19 pandemic.

“We believe the real estate market will experience a downturn in the next 12 to 18 months, due to the COVID-19 pandemic, and we’d like to move ahead of the curve.” Said Greg Bankston, managing partner of UC Asset’s GP, “As a matter of fact, we have suffered a drought of sales, after three under-contract buyers rescinded their agreements citing impacts due to the pandemic. At the beginning of the year, we projected having around two million in cash, and conducted business based on that projection. After those buyers left their contract, our cash reserve dropped, and we had other promising investments and opportunities that we needed cash to capitalize on. It is in the best interest of the company and our shareholders that we liquidate those properties now rather than later.”

“It’s all about moving ahead of the curve in a market that will probably head for a difficult time.” Said Larry Wu, founder of UC Asset, “I may be wrong, but if I am right -- and we believe we are right – we will be in a much better position than many of our competitors will be, in the next 12 to 18 months when the market may take a harder hit.”

Management is confident that UC Asset will have an adequate amount of cash reserve, after it pays off all short-term debts, to conduct business as usual and capitalize on a number of promising opportunities, already identified, for another 12 months.

“We plan to raise more capital through private offerings or perhaps a secondary public offering in the next 6 to 9 months,” Said Larry Wu. “We want to have as much as capital in our hands as possible, so we are able to capitalize on opportunities and purchase undervalued properties, when the market will probably see less buying power other than us.”

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About UC Asset LP

UC Asset LP is a limited partnership formed for the purpose of investing in real estate for development and redevelopment, concentrating in metropolitan areas of Atlanta, GA and Dallas, TX. For more information about UC Asset, please visit: www.ucasset.com

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com